

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Christopher Stavros
Executive Vice President and Chief Financial Officer
Magnolia Oil & Gas Corporation
Nine Greenway Plaza, Suite 1300
Houston, Texas 77046

      Re: Magnolia Oil & Gas Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 26, 2020
          File No. 001-38083

Dear Mr. Stavros:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation